Exhibit 99.1

3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1
T + 1 403 455 7727 | xortx.com | TSXV / NASDAQ : XRTX

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of XORTX Therapeutics Inc. (the "Company") will be held at 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 at 10:00 a.m. (Calgary time), on Tuesday, March 24, 2026.

The Meeting is being called for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Company for the financial years ended December 31, 2025 and December 31, 2024, together with the reports of the auditor thereon;

2.	To fix the number of directors to be elected at the Meeting at five;

3.	To elect directors of the Company;

4.	To appoint the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor;

5.	To confirm and approve the Company’s stock option plan;

6.	To consider and vote on an ordinary resolution to amend the articles of the Company to provide for a consolidation of the Company's common shares on the basis of up to five (5) pre-consolidation common shares for every one (1) post-consolidation common shares as more particularly described in the Management Information Circular of the Company dated February 25, 2026; and

7.	To transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are described in further detail in the management information circular.

Only Shareholders of record at the close of business on February 20, 2026 (the “Record Date”) are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat, unless, after the Record Date: (i) a new shareholder; or (ii) a holder of record transfers his, her or its common shares in the capital of the Company ("Common Shares") to a transferee, and the new shareholder or the transferee (as the case may be), upon producing properly endorsed share certificates or otherwise establishing that he, she or it owns such Common Shares, requests, not later than two business days before the Meeting, that the new shareholder’s or transferee’s name (as the case may be) be included in the list of shareholders entitled to vote such Common Shares, in which case such new shareholder or transferee shall be entitled to vote such Common Shares, as the case may be, at the Meeting.

DATED at Calgary, Alberta this 25th day of February, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

“Anthony Giovinazzo”

Anthony Giovinazzo Chairman

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournments or postponements thereof. To be effective, the enclosed form of proxy must be mailed, hand delivered, faxed or voted online or by telephone so as to reach or be deposited with TSX Trust Company at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, not later than two business days (excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario) prior to the time set for the Meeting or any adjournments or postponements thereof.